July 11, 2014

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Re:	Medical Transcription Billing, Corp.

Registration Statement on Form S-1
File No. 333-192989

Ladies and Gentlemen:

On July 9, 2014, Medical Transcription Billing, Corp. (the “Company”) and Chardan Capital Markets, LLC, as joint lead underwriter and representative of the underwriters, requested acceleration of the effective date and time of the above-referenced Registration Statement so that it would become effective at 4:00 p.m., Washington D.C. time, on Thursday July 10, 2014, or as soon thereafter as practicable. Chardan Capital Markets, LLC, on behalf of itself and as representative of the underwriters of the offering, hereby withdraws such request until further notice.

Very truly yours,

CHARDAN CAPITAL MARKETS, LLC

By:	/s/ Jonas Grossman

Name:	Jonas Grossman